UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

U.S. Air Force Selects the A-29 Super Tucano for Its Light Air Support Program

São Paulo, February 27, 2013 – The U.S. Air Force (USAF) announced today that it has selected the Embraer Defense and Security´s A-29 Super Tucano for its Light Air Support (LAS) program. The aircraft will be supplied in partnership with Sierra Nevada Corporation (SNC) as the prime contractor, and will be used to conduct advanced flight training, aerial reconnaissance, and light air support operations. After a thorough rebidding process, the USAF considered the overall solution offered by Embraer Defense and Security and SNC to be the superior choice for this critical mission.

“This award confirms that the A-29 Super Tucano is the best aircraft for LAS operations. We are ready to start working and honored to support the U.S. government and its partners with a cost-effective solution,” said Luiz Carlos Aguiar, President and CEO of Embraer Defense and Security. “We are committed to pursuing our investment strategy in the United States and to delivering these aircraft on schedule and within budget.”

“The Light Air Support program is essential to the United States’ objectives in Afghanistan and to our national security. It is a great honor to serve our country by providing the aircraft, training and support for this program,” said Taco Gilbert, Vice President of Integrated Tactical Solutions for SNC’s Intelligence, Surveillance and Reconnaissance business area. “The A-29 Super Tucano, with its proven track record, is exactly what is needed for the LAS program where the mission is critical and time is short.”

As specified by the U.S. Air Force, this is a USD 427 million contract for 20 LAS aircraft, as well as ground-based devices to support pilot training and all maintenance and supply requirements for the aircraft and associated equipment. The aircraft selected for the LAS program will be built in Jacksonville, Florida.

The A-29 Super Tucano is a robust, versatile and powerful turboprop aircraft capable of carrying out a wide range of missions, including close air support and intelligence, surveillance, and reconnaissance. The airplane is in use with nine air forces around the world and, for more than five years, has employed state-of-the-art munitions on real operational missions. More than 190 Super Tucanos have been ordered, and over 170 have been delivered. The aircraft has logged more than 180,000 flight hours and 28,000 combat hours. It is equipped with advanced electronic, electro-optic, infrared and laser system technologies, as well as secure radio systems with data links and unrivalled munitions capacity. This makes it highly reliable and allows for an excellent cost-benefit ratio for a wide range of military missions, even operating from unpaved runways and in hostile environments. These characteristics, along with its proven combat record, make it the logical choice for the LAS mission.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

About the LAS Program

The LAS mission requires a non-developmental solution that provides the versatility, engagement, and persistence that the warfighter needs in a counterinsurgency environment, at a significantly lower cost than fighter jets. That aircraft must offer intelligence, surveillance, and reconnaissance (ISR) capabilities, deliver a wide variety of munitions (including precision guided weapons) and operate in extremely rugged terrain and austere conditions.

About Sierra Nevada Corporation

Sierra Nevada Corporation (SNC) is one of America’s fastest growing private companies based on its significant expansion and reputation for rapid, innovative, and agile technology solutions in electronics, aerospace, avionics, space, propulsion, micro-satellite, aircraft, communications systems and solar energy. Under the leadership of CEO Fatih Ozmen and President Eren Ozmen, SNC employs over 2,500 people in 32 locations in 16 states. SNC’s six unique business areas are dedicated to providing leading-edge solutions to SNC’s dynamic customer base.

SNC is also the Top Woman-Owned Federal Contractor in the United States. Over the last 30 years under the Ozmen’s leadership, SNC has remained focused on providing its customers the very best in diversified technologies to meet their needs and has a strong and proven track record of success. The company continues to focus its growth on the commercial sector through internal advancements and outside acquisitions, including the emerging markets of renewable energy, telemedicine, nanotechnology, cyber and net-centric operations. For more information on SNC visit www.sncorp.com.

About Embraer Defense and Security

Embraer Defense and Security is a business unit of Embraer S.A., with over 40 years of experience in providing Armed Forces around the world with superior platforms and systems to aid in their defense and security. With its growing presence in the global market, the Company plays a strategic role in Brazil’s defense. Embraer Defense and Security’s product portfolio includes military airplanes, state-of-the-art radar technologies, unmanned aerial vehicles (UAV), and advanced information and communications systems, such as Command, Control, Communications, Computer, and Intelligence, Surveillance, and Reconnaissance (C4ISR) applications. Embraer’s airplanes and military solutions are in service with more than 50 armed forces in 48 countries.

Follow us on Twitter: @EmbraerSA

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer